Exhibit 99.1

Freeline Appoints Paul Schneider as Chief Financial Officer

Biotech executive with robust experience in financial and corporate strategy and operational excellence will strengthen the company’s leadership team

LONDON, Apr. 19, 2022 (GLOBE NEWSWIRE) – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) (the “Company” or “Freeline”) today announced that Paul M. Schneider has been appointed Chief Financial Officer (CFO), effective May 16, 2022, based in Boston. Mr. Schneider joins Freeline from Exo Therapeutics, Inc., where he served as Senior Vice President, Finance and Operations.

A seasoned financial executive with more than 20 years of leadership experience in large and small private and public biopharmaceutical companies, Mr. Schneider brings an impressive track record of financial stewardship, including corporate strategy and execution, financial planning, analysis and reporting, and investor relations, to Freeline.

“I am thrilled to welcome Paul to Freeline at this critical juncture for our Company,” said Michael J. Parini, Chief Executive Officer at Freeline. “Paul’s experience in guiding financial strategy for biotech companies and enhancing operational effectiveness adds critical expertise to our leadership team as we look to leverage our strengthened balance sheet for continued execution of our promising clinical programs. Additionally, his experience in early-stage drug development will provide discipline and focus to our R&D strategy as we apply Freeline’s know-how and capabilities in new disease areas.”

“I am impressed with Freeline’s science and commitment to patients as the Company looks to bring best-in-class gene therapies to people living with debilitating genetic disorders,” said Mr. Schneider. “I am eager to lend my experience to develop and execute strategies to unlock the untapped value in Freeline’s portfolio. I look forward to working with Michael and the Freeline team to enable us to provide life-changing therapies to patients for years to come.”

Prior to joining Exo Therapeutics, Inc. in 2020, Mr. Schneider was Senior Vice President, Finance at Casebia Therapeutics, LLC. Before joining Casebia, he held senior finance positions at Aegerion Pharmaceuticals, Inc., Systagenix Wound Management Ltd., Shire Human Genetics Therapies, Inc., and Transkaryotic Therapies, Inc. Mr. Schneider holds a Bachelor of Science degree in Accounting from Boston College and earned his Certified Public Accountant license in Massachusetts.

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company developing transformative adeno-associated virus vector-mediated systemic gene therapies. The Company is dedicated to improving patient lives through innovative, one-time treatments that provide functional cures for inherited systemic debilitating diseases. Freeline uses its proprietary, rationally designed AAV vector, along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing or dysfunctional protein into the patient’s bloodstream. The Company’s integrated gene therapy platform includes in-house capabilities in research, clinical development and commercialization. The Company has clinical programs in Hemophilia B, Fabry disease, and Gaucher disease Type 1. Freeline is headquartered in the UK and has operations in Germany and the U.S.

Forward Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. All statements, other than historical facts, including statements regarding the promise of its clinical programs and the potential for the Company to develop an R&D strategy to apply to new disease areas are forward-looking statements. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the uncertainties inherent in research and development of the Company’s product candidates, including statements regarding the timing of initiation, enrollment, continuation, completion and the outcome of clinical studies or trials and related preparatory work and regulatory review, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the Company’s ability to design and implement successful clinical trials for its product candidates; the recent departures of a number of executive officers of the Company, and the Company’s ability to fill open positions, implement an orderly transition process and retain key talent; whether the Company’s cash resources will be sufficient to fund the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements for the Company’s expected timeline; the potential for a pandemic, epidemic or outbreak of infectious diseases in the United States, United Kingdom or European Union, including the COVID-19 pandemic, to disrupt and delay the Company’s clinical trial pipeline; the Company’s failure to demonstrate the safety and efficacy of its product candidates; business interruptions resulting from geopolitical actions, including global hostilities, war and terrorism, global pandemics or natural disasters, including earthquakes, typhoons, floods and fires; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing history, which could result in delays in the development, regulatory approval or commercialization of its product candidates; and the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. The Company cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated, or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties, and other matters can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, and in subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

Media Contact:

Arne Naeveke, PhD

Vice President, Head of Corporate Communications

arne.naeveke@freeline.life

+1 617 312 2521

IR Contact:

investor@freeline.life

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